Mail Stop 4561

June 2, 2008

Mr. Phillip W. Tomlinson
Chairman of the Board and Chief Executive Officer
1600 First Avenue
Columbus, Georgia 31901

> **Re:** **Total System Services, Inc.**
> **Form 10-K and 10-KA for the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008 and April 28, 2008, respectively**
> **File no. 1-10254**

Dear Mr. Tomlinson:

We have reviewed the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. We note the disclosure in Exhibit 13.1 to the 10-K that discusses your business in the Middle East and Africa. This discussion does not indicate specifically whether you sell to persons in Iran, Syria or Sudan, countries that are identified as state sponsors of terrorism by the U.S. Department of State, and are subject to U.S. economic sanctions and export controls. Please describe for us any past,

current, and anticipated operations in, or other contacts with Iran, Syria or Sudan, if any. Your response should include descriptions of contacts through subsidiaries or through other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment and services you have provided in each of the three countries, as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government, of any of the three countries.

2.   Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that various state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with Iran, Syria and Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with the referenced countries.

3.   Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian, Syrian, or Sudanese government, or persons or entities controlled by any of those governments, receive cash or act as intermediaries in connection with your operations.

Business, part 1

Major Customers, page 2

4.   We note your disclosure on page 2 that a significant amount of your revenues is derived from long-term contracts with large clients, including your major customers during 2007, Bank of America Corporation and Capital One Financial Corporation, and that for the year ended December 31, 2007, Bank of America Corporation and Capital One Financial Corporation accounted for approximately 11.8% and 13.1%, respectively, of your total revenues.   It appears that your business may be substantially dependent on these contracts. Please tell us why you have not filed your long-term contracts with Bank of America and Capital One as exhibits to your Form 10-K, pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12

5.   Your description of the fluctuations in your revenue on page 27 of your annual
report to shareholders does not explain whether changes in prices for the services
you provide and products you buy and sell had a material effect on the changes in
your revenues from one period to the next. You should disclose in quantitative
terms the extent to which changes in revenues from one period to the next were
attributable to changes in prices as opposed to changes in volume. The existing
disclosure fails to inform investors whether prices for the services and products
you sold have increased or decreased and by how much. Please ensure that you
address these matters in future filings. See Item 303(a)(3)(iii) of Regulation S-K.

6.   On page 27 of your annual report to shareholders you discuss European financial
institutions phasing-in the Single Euro Payments Area (SEPA) requirements.
Please provide a clearer explanation of why the new SEPA schemes may lead to
an increase in the outsourcing of payment processing functions to third-party
providers such as you.

7.   On page 27 of your annual report to shareholders you discuss implementation of
the EMV standard for secure payments. In future filings, please consider
expanding the description of the products and services you provide that relate to
the implementation of the EMV standard for secure payments; to provide
information that will be more readily accessible to someone who is not familiar
with your products and industry. Also discuss why you stand to benefit from the
implementation of the EMV standard.

8.   In your discussion of major customers on page 28 of your annual report to
shareholders, and elsewhere in your annual report to shareholders, such as on
page 30, you discuss deconverting Bank of America and Sears. Provide a clear
description of the process of deconverting your customers, as well as the impact
on your business. A significantly more detailed discussion of the impact of
deconverting Bank of America appears warranted because Bank of America is
one of your largest customers, and accounted for 11.8% of your revenue in 2007.

Item 9A. Controls and Procedures, page 15

9.   We note your CEO and CFO have concluded that your disclosure controls and
procedures were "effective in timely alerting them to material information relating
to [the Company] (including [your] consolidated subsidiaries) required to be
included in [your] periodic SEC filings." In your response letter, tell us whether
your officers concluded that your disclosure controls and procedures are designed
and effective to ensure that the information required to be disclosed by the

Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms and to also designed to ensure that information required to be disclosed in the reports that you file or submits under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure. Please ensure that future filings express your conclusion regarding the effectiveness of your "disclosure controls and procedures" in terms that conform precisely to the definition of that term in Rule 13a-15(e).

10.   We note that on page 83 of your annual report to shareholders, your "Management's Report on Internal Control Over Financial Reporting" does not include a statement that the registered public accounting firm that audited your financial statements included in the annual report containing the disclosure required by Item 308 of Regulation S-K has issued an attestation report on your internal control over financial reporting, but that you have included this statement on page 15 of your Form 10-K. Please tell us why you believe this complies with Item 308(a)(4) of Regulation S-K.

Exhibits and Financial Statement Schedules, page 18

11.   On page 78 of your annual report to shareholders, in Note 20, you reference clients 1 and 2 that contributed approximately 13.1% and 11.8%, respectively, of total revenues. Consistent with paragraph (c)(1)(vii) of Item 101 of Regulation S-K, please disclose the identity of those customers or provide us with a detailed explanation of whether the loss of that customer would have a material affect on your company and its subsidiaries taken as a whole.

Results of Operations, page 26

12.   We note your disclosures on page 35 of Exhibit 13 where you indicate that management evaluates the adequacy of its transaction processing reserves based on a formal analysis which assesses the probability of losses related to contractual contingencies and processing errors. Please explain further what changes occurred during fiscal 2007 that resulted in an decrease in your transaction processing provision from $7.4 million and $11.0 million in fiscal 2005 and 2006, respectively to $35,000 in fiscal 2007. Further, tell us what consideration you gave to expanding your MD&A disclosures to include a discussion of these changes and the impact on your results of operations.

Pro Forma Net Income, page 37

13.   We note your reference to "pro forma" net income on page 37 of Exhibit 13.1.
        Tell us how you considered Item 10(e)(1)(i) and (ii) of Regulation S-K and
        Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP
        Financial Measures to include the following disclosures:
        • the manner in which management uses the non-GAAP measure to conduct or
          evaluate its business;
        • the economic substance behind management's decision to use such a measure;
        • the material limitations associated with use of the non-GAAP financial
          measure as compared to the use of the most directly comparable GAAP
          financial measure;
        • the manner in which management compensates for these limitations when
          using the non-GAAP financial measure; and
        • the substantive reasons why management believes the non-GAAP financial
          measure provides useful information to investors.
        Also, tell us how you considered the guidance in footnote 12 to the Final Rules
        for the Conditions of Non-GAAP Financial Measures, which distinguishes
        between the use of the term "non-GAAP financial information" and "pro-forma
        financial information."

Consolidated Statements of Income, page 45

14.   Tell us how you considered presenting separate line item(s) for the cost of sales
        for each category of revenue (if material) or in the aggregate in your consolidated
        statements of operations. Based on your current disclosures, it appears that you
        consider all operating expenses to be cost of sales. Please confirm and if true,
        please explain further why you believe that the Company's total expenses relate to
        revenue producing activities. For example, why would spin related expenses or
        an executive compensation costs be considered a cost of revenue ? Further, tell us
        how your current presentation complies with Rule 5-03(b)(2) of Regulation S-X.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 51

15.   Tell us whether any of your long-term service arrangements include up-front set-
        up fees charged to customers, and if so, clarify the nature of the up-front fee and
        how the related revenue is recognized.

16.   We note that with the purchase of TSYS Card Tech in fiscal 2006, the Company
        began offering "server-based" software licensing arrangements, which included
        consulting and implementation services, maintenance agreements and processing

services. Please tell us the amount of revenues recognized from these arrangements for each period presented. Also, tell us what you mean by "server-based" licensing arrangements. Does the Company host this software? If so, tell us how you considered EITF 00-3 in determining that such arrangements are software arrangements within the scope of SOP 97-2 versus service arrangements that would fall outside the scope of SOP 97-2. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty and whether it is feasible for your customers to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.

17.   We further note that for your server-based software licenses, the fair value of maintenance and support services is measured by the renewal rates offered to the client. Please tell us whether these renewal rates are stated in the contract or whether VSOE of fair value is based on separate sales of maintenance upon renewal. If the renewal rates are stated in the contract, then tell us what percentage of your customers actually renew at the stated rates and tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates were substantive. Also, please explain what impact price negotiations, if any, at renewal have on your ability to establish VSOE of PCS.   Further, please tell us what your normal pricing practices are and tell us how you account for contracts that have stated renewal rates either above or below this "normal" range. If VSOE is based on separate renewal sales, then please describe the process you use to evaluate the various factors that effect your VSOE including customer type and pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. See paragraph 10 of SOP 97-2.

Note 23. Synovus Spin-off of TSYS, page 80

18.   We note that in conjunction with the spin-off arrangement, the Company entered into several agreements with Synovus and/or CB&T including an Assignment and Assumption Agreement, an Employee Matters Agreement and a Tax Sharing Agreement.   Please describe the overall terms and conditions of these agreements and tell us whether these arrangements include guarantees for future payments to Synovus or CB&T. If so, please tell us how you considered the guidance in FIN 45 to record a liability for such guarantees or, at a minimum, to include disclosures regarding these arrangements pursuant to paragraph 13 of such guidance.

Exhibits 31.1 and 31.2

19.   We note that your Section 302 certifications contain language that varies from the wording set forth in Item 601(b)(31) of Regulation S-K because in paragraph 4(d), you have modified the required language. Please note that the certifications

may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Ensure that you provide the appropriate language in certifications included in future filings.

* * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief